

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-mail
Mr. James E. Thompson
Executive Vice President, General Counsel
  and Secretary
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202

> **Re: Chiquita Brands International, Inc.**
> **Form 425**
> **Filed August 27, 2014**
> **File No. 001-01550**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Slide 32

1.   In future filings, please disclose other factors which may have impacted your share price during the referenced period. In this regard, we note that you have selected a reference period after the Cutrale-Safra offer of $13 per share. Refer to Rule 14a-9(a) of the Securities Exchange Act of 1934.

Slide 33

2.   Please refrain from describing the Cutrale-Safra proposal as "highly conditional." While a transaction with Cutrale-Safra may be contingent or uncertain, and the Cutrale-Safra proposal non-binding, the proposal does not appear to contain any

conditions. Alternatively, you may list the conditions to which the proposal has been made subject.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        David J. Friedman, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP